Filed Pursuant to Rule 433

Registration Statement No. 333-231751

THE TORONTO-DOMINION BANK

US$1,000,000,000 1.150% SENIOR MEDIUM-TERM NOTES, SERIES C, DUE 2025

FINAL TERM SHEET

DATED JUNE 10, 2020

This final term sheet supplements the information set forth under the caption “Terms of the Notes” in the Preliminary Pricing Supplement dated June 10, 2020 relating to the Notes (as defined below), the caption “Description of the Notes We May Offer” in the Prospectus Supplement dated June 18, 2019 and the caption “Description of the Debt Securities” in the Prospectus dated June 18, 2019.

Issuer:	The Toronto-Dominion Bank

Issue:	1.150% Senior Medium-Term Notes, Series C, due 2025 (the “Notes”)

Expected Ratings[1]:	Moody’s Investors Service: Aa3 (outlook: stable) / Standard & Poor’s: A (outlook: stable)

Principal Amount:	US$1,000,000,000

Issue Price:	99.995% plus accrued interest, if any, from June 12, 2020

Trade Date:	June 10, 2020

Settlement Date (T+2):	June 12, 2020

Maturity Date:	June 12, 2025

Minimum Denomination:	US$2,000 and multiples of US$1,000 in excess thereof

Interest Rate:	1.150%

Treasury Benchmark:	UST 0.250% due May 31, 2025

Treasury Benchmark Price:	99-20 3⁄4

Treasury Benchmark Yield:	0.321%

Spread to Treasury Benchmark:	+83 basis points

Re-Offer Yield:	1.151%

Commissions:	0.350%

Interest Payment Dates:	Semi-annually on June 12 and December 12 of each year, beginning on December 12, 2020.

[1]	A credit rating is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization.

Day Count Fraction:	30 / 360

Canadian Bail-in Provisions:	The Notes are bail-inable notes (as defined in the accompanying prospectus supplement) and subject to conversion in whole or in part — by means of a transaction or series of transactions and in one or more steps — into common shares of the Bank or any of its affiliates under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act (the “CDIC Act”) and to variation or extinguishment in consequence, and subject to the application of the laws of the Province of Ontario and the federal laws of Canada applicable therein in respect of the operation of the CDIC Act with respect to the Notes. See “Description of the Debt Securities — Terms Specific to Senior Debt Securities — Special Provisions Related to Bail-inable Debt Securities” and “Risk Factors — Risks Related to the Bank’s Bail-inable Debt Securities” in the accompanying prospectus supplement and base prospectus.

Optional Redemption by Holders of Notes:	None

Optional Redemption by the Issuer

In certain circumstances where the Issuer has or will become obligated to pay additional amounts (as described in the pricing supplement), the Issuer may, at its option, redeem the Notes, in whole, but not in part, at any time before maturity, after giving not less than 30 nor more than 60 calendar days’ notice to the holders of the Notes at a redemption price equal to 100% of their principal amount together with accrued interest, if any, to, but excluding, the redemption date. See “Terms of the Notes—Redemption for Tax Reasons” in the pricing supplement.

The Issuer may also redeem the Notes, at its option, as a whole or in part at any time and from time to time, prior to maturity, at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed; and (ii) the Make-Whole Amount (as defined in the pricing supplement dated June 10, 2020), with respect to such Notes at a rate equal to the sum of the Treasury Rate (as defined in the pricing supplement) plus 15 basis points. Accrued but unpaid interest will be payable to, but excluding, the redemption date. See “Terms of the Notes—Optional Redemption” in the pricing supplement.

Concurrent Offering:	US$1,750,000,000 0.750% Senior Medium-Term Notes, Series C, due 2023. The settlement of the Notes is not contingent on the settlement of the concurrent offerings.

Listing:	None

Joint Bookrunners:	TD Securities (USA) LLC Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Wells Fargo Securities, LLC Santander Investment Securities Inc. SMBC Nikko Securities America, Inc.

Co-Managers:

Banca IMI S.p.A

CIBC World Markets Corp.

Danske Markets Inc.

DBS Bank Ltd.

ING Financial Markets LLC

nabSecurities, LLC

Nomura Securities International, Inc.

Rabo Securities USA, Inc.

Westpac Capital Markets LLC

Academy Securities, Inc.

Capital Institutional Services, Inc.

R. Seelaus & Co., LLC

Samuel A. Ramirez & Company, Inc.

Siebert Williams Shank & Co., LLC

CUSIP / ISIN:	89114QCH9 / US89114QCH92

The Issuer has filed a registration statement (including a prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Joint Bookrunners will arrange to send you the pricing supplement, when available, the prospectus supplement, and the prospectus if you request them by contacting TD Securities (USA) LLC at 1-855-495-9846, Goldman Sachs & Co. LLC at 1-866-471-2526, J.P. Morgan Securities LLC at 1-212-834-4533, Santander Investment Securities Inc. at 1-855-403-3636, SMBC Nikko Securities America, Inc. at 1-888-868-6856 or Wells Fargo Securities, LLC at 1-800-645-3751.